
November 28, 2011

Ms. Isabella D. Goren
Chief Financial Officer
AMR Corporation
4333 Amon Carter Blvd.
Fort Worth, Texas 76155

  Re: AMR Corporation
     Form 10-K for the Year Ended December 31, 2010
     Filed February 16, 2011
     Form 10-Q for the Quarterly Period Ended June 30, 2011
     Filed July 20, 2011
     File No. 001-08400

     American Airlines, Inc.
     Form 10-K for the Year Ended December 31, 2010
     Filed February 16, 2011
     File No. 001-02691

Dear Ms. Goren:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ David R. Humphrey

        David R. Humphrey
        Accounting Branch Chief